

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 17, 2017

Via E-Mail
Noah Davis
President and Chief Operating Officer
Probility Media Corporation
1517 San Jacinto Street
Houston, Texas 77002

      Re: Probility Media Corporation
              Current Report on Form 8-K
              Filed November 15, 2016
              File No. 000-55074

Dear Mr. Davis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      /s/ Jay Ingram

                                      Jay Ingram
                                      Legal Branch Chief
                                      Office of Manufacturing and Construction

cc: David M. Loev, Esq.